P.O. Box 147
110 East Elk Street
Jackson, Nebraska 68743
Phone: 402-632-2676
Fax: 402-632-2677

July 21, 2005

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Siouxland Ethanol, LLC
Responses to Comments on Amendment No. 2 to Registration Statement on Form SB-2
and preparation and filing of Pre-Effective Amendment No. 3 to Registration Statement
File No. 333-123473
Filed on July 1, 2005

Dear Mr. Owings:

          We are in receipt of your letter dated July 15, 2005, providing comments on our Pre-Effective Amendment No. 2 to Registration Statement on Form SB-2 as filed on July 1, 2005. We have reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses and the corresponding revisions to our registration statement, set forth below is each of your comments in chronological order immediately followed by our response. In addition, we are enclosing a redlined Pre-Effective Amendment No. 3 to Form SB-2, which tracks all of the revisions made pursuant to your comments as well as additional changes and supplements, which we identify and explain at the conclusion of the following comments and responses.

Capitalization, page 19

1.	We note your response to comment 5 in our letter dated June 9, 2005 that a certain amount of debt financing will be required to successfully complete the proposed project, and you believe the financing will be available. We do not necessarily agree that preliminary discussions with various lenders provide factual support for your pro forma presentation of debt financing. As previously requested, please provide factual support that debt financing will be available in the amounts estimated. In this regard, please disclose in a footnote to the table that a commitment has been obtained from a lender to provide financing as required for the project or revise your presentation to remove the debt from the capitalization table and indicate the estimated amounts of financing needed for the project in a footnote to the table.

Registrant’s response: We have revised the capitalization table as requested.

2.	The amounts of your estimated debt financing disclosed in the document differ in various sections, such as the estimates on pages 19, 25, 27 and 30. Please revise so that your estimates of the amount of debt financing you anticipate the project will require are consistent. Also, please disclose the basis for your estimates.

Registrant’s response: We have revised our debt financing disclosures, and have disclosed the basis for our estimates as requested.

As a basis for estimating capitalized interest and financing costs, on page 30 we assumed that a senior lender would require us to raise equity equal to approximately forty percent equity (40%) of the estimated total project cost, which is what we understand lenders have been requiring for projects like ours. Based on 40% equity from this offering, plus $975,000 of seed capital, and $4,000,000 in grants and tax increment financing, we would need an additional $43,325,000 of debt financing to fully capitalize our project. Therefore, we based our capitalized interest and financing costs on $43,325,000.

Description of Business, page 30

Project Location and Proximity to Markets, page 41

3.	We note your response to comment 2 in our letter dated June 9, 2005. In the second paragraph on page 43 of your prospectus, you state that the feasibility study indicates that rail is considerably more cost effective than truck transportation to the more distant markets. The feasibility study itself does not appear to directly support that statement. Please revise or advise.

Registrant’s response: We have revised the disclosure as suggested.

Financial Statements, page F-1

4.	Please update the financial statements and other financial disclosures in your next amendment, if necessary, to include the applicable interim periods required by Item 310(b) of Regulation S-B.

Registrant’s response: We expect our March 31, 2005 interim financial statements to be within the 135 day threshold specified in Item 310(g). If we are not able to achieve an effective date before August 13, 2005 we will update our financial statements to be in compliance with Item 310(g) at that time.

     Statement of Cash Flows, page F-6

5.	We reissue comment 12 in our comment letter dated June 9, 2005 relating to your presentation of interim cash flow activity. Please be aware, the period that you present interim cash flow activity in your statement of operations. Therefore, please revise your presentation to provide the interim cash flow activity for the interim quarter ended March 31, 2005 in a matter consistent with your statement of operations on page F-5. Otherwise, please revise your statement of operations to reflect the interim period from the latest fiscal year end to interim balance sheet date. See Item 310(b) of Regulation S-B.

Registrant’s response: We believe our presentation of our statement of cash flows is in compliance with Item 310(b) as it states “...shall include...statements of cash flows for the interim period up to the date of such balance sheet...”. The Instructions to Item 310(b) indicate that when “...the interim period is more than one quarter, income statements must also be provided for the most recent interim quarter...” We believe we have supplied the necessary presentation of the statements of operations for the quarter ended March 31, 2005 as well as the six months ended March 31, 2005, fiscal year ended September 30, 2004 and date from inception (August 12, 2004) to March 31, 2005. We have not presented a statement of cash flows for the quarter ended March 31, 2005 as it is not required under Item 310(b). We have also not presented comparative periods since we were not in existence during those comparative periods the prior year.

Exhibit 23.1

6.	The consent provided by your independent registered public account firm is not signed by that firm as required by Item 601(b)(23) of Regulation S-B. Please coordinate with your independent registered public accounting firm to include a properly signed and currently dated consent in the registration statement, as amended.

Registrant’s response: We have revised the consent as suggested.

Additional Changes and Updates by the Registrant:

Revisions in Response to Comment Letter from Nebraska Department of Banking and Finance

          In response to comments received from the Nebraska Department of Banking and Finance, we have made two substantive revisions to the SB-2. We added a footnote identifying the components of our estimated offering expenses under the heading “Estimated Use of Proceeds.” Second, we amended the narrative disclosure to clarify our expected use of proceeds with respect to land costs and site development.

Disclosures Regarding Plant Management

          We have begun exploring the possibility of engaging another ethanol plant to manage our plant operations. Accordingly, we have revised our prospectus to disclose this possibility and have added another risk factor to disclose the risk that engaging another plant to manage us would mean that we would not have a management team that is exclusively devoted to our project, which could harm our financial performance. We are only in the preliminary stages of exploring this alternative and we have not executed any letter of intent, agreement or contract setting forth the terms and conditions upon which plant management services would be provided.

Other Non-Substantive Revisions

          In addition to the above-described updates, we also made several minor formatting and/or typographical revisions, none of which altered the substance of our registration statement.

Sincerely,

SIOUXLAND ETHANOL, LLC

By:	/s/ Tom Lynch

Tom Lynch, Chairman, President and
Chief Executive Officer

Enclosures

cc:	Jack Herstein, Nebraska Bureau of Securities
Thomas E. Alberts, Iowa Securities Bureau
Leonore Friez, South Dakota Division of Securities

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